September 14, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.W.

Washington, DC 20549

Attention: William Choi, Branch Chief, Mail Stop 3561

Re:	Williams-Sonoma, Inc.

Form 10-K for the fiscal year ended January 29, 2006

Filed April 7, 2006

Form 8-K

Filed July 11, 2006

File No. 001-14077

Dear Mr. Choi:

Williams-Sonoma, Inc. (“WSI” or the “Company”) is submitting this letter in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated August 30, 2006 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comments 1 through 4 below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 29, 2006

Note A: Summary of Significant Accounting Policies, page 42

General

1.	In future filings, please disclose the total amount charged to advertising expense for each period presented. Please refer to paragraph 49(c) of SOP 93-7. Please also disclose the amount of cooperative advertising allowances netted against gross advertising expense charged to selling and administrative expenses.

Securities and Exchange Commission

Attention: William Choi, Branch Chief, Mail Stop 3561

September 14, 2006

Response:

We advise the Staff that the Company will provide the following revised disclosure of the total amount charged to advertising expense in Note A: Summary of Significant Accounting Policies in the Notes to our Financial Statements in its future filings:

“Total advertising expenses (including catalog advertising, e-commerce advertising, and all other advertising costs) were approximately $XX, $XX and $XX in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.”

In addition, we supplementally advise the Staff that the amount of cooperative advertising allowances netted against gross advertising expenses have been less than 0.25% of total advertising expenses and therefore, since it is not material, we have not considered separate disclosure to be necessary or useful to investors. Should these cooperative advertising allowances become material, we will disclose such amounts in future filings.

Deferred Rent and Lease Incentives, page 44

2.	We note your disclosure in Note E at page 52 that the rental payment requirements in your store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord have not been met. Please expand your disclosure in future filings to describe your accounting treatment of any contingent rental amounts included in these lease agreements. Specifically, your disclosure should explain whether you include an estimate of contingent rent when calculating your deferred rent liability as well as the factors that you consider when determining whether or not to include it.

Response:

We advise the Staff that in accordance with Statement of Financial Accounting Standards (“SFAS”) 29, Determining Contingent Rentals, An Amendment of FASB Statement No. 13, the Company does not include rental payments based on a percentage of sales (contingent rental payments) in our calculation of deferred rent because the rental payments cannot be predicted with certainty at the onset of

Securities and Exchange Commission

Attention: William Choi, Branch Chief, Mail Stop 3561

September 14, 2006

the lease term. Contingent rental payments are recorded as incurred each period when the sales threshold is probable.

SFAS 29 (paragraph 10) states: “contingent rentals as defined by paragraph 5(n) of FASB Statement No. 13 shall be excluded from minimum lease payments.” SFAS 29 (paragraph 11) states: “lease payments that depend on a factor directly related to the future use of the leased property, such as machine hours of use or sales volume during the lease term, are contingent rentals and, accordingly, are excluded from minimum lease payments in their entirety.”

We advise the Staff that the Company will provide the following additional disclosure to clarify its treatment of contingent rentals in Note E: Leases in the Notes to our Financial Statements in its future filings:

“Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability.”

Revenue Recognition, page 45

3.	We note your disclosure that you recognize direct-to-customer revenues when the merchandise is delivered to the customer. Please tell us how you determine when this occurs. Also, please tell us whether your sales terms are consistent across all subsidiaries and all sales agreements and whether shipping terms are primarily FOB shipping point or destination.

Response:

We advise the Staff that the Company, as disclosed in Note A: Summary of Significant Accounting Policies in the Notes to our Financial Statements, recognizes revenue and the related cost of goods sold (including shipping costs) at the time the products are received by customers in accordance with the provisions of Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” as amended by SAB No. 104, “Revenue Recognition.” Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customer.

Securities and Exchange Commission

Attention: William Choi, Branch Chief, Mail Stop 3561

September 14, 2006

In addition, we advise the Staff that in order to determine when the merchandise has been delivered to our customers, we obtain proof of delivery from our freight vendors. This proof of delivery, which is based on tracking numbers or order numbers that are assigned to each shipment and is sent to us electronically by our freight vendors on a weekly basis, includes the actual day the merchandise was delivered to the customer.

Further, we advise the Staff that our sales terms are consistent across all of our brands. Though we have no formal shipping terms with the customer that specify when title to the product transfers to the customer, we consider our shipping terms to be FOB destination, consistent with our policy of recognizing revenue upon delivery of the merchandise to the customer.

Form 8-K filed July 11, 2006

4.	We note that during the second quarter of fiscal year 2006, you changed the estimate of the elapsed time for recording income associated with unredeemed gift certificates and gift cards to four years from your prior estimate of seven years. Please address the following:

•	Explain to us why an actuarial study was chosen rather than an analysis of your historical gift certificate and gift card redemptions to estimate your breakage.

•	Tell us if you analyzed your historical gift certificate and gift card redemptions, and if so, tell us if your conclusion regarding the remoteness of redemptions would have been different had they been predicted upon historical redemption activity. If you did not complete an analysis of your historical redemptions, tell us why not.

•	Describe to us in detail how your prior breakage policy was established and tell us why the results of the actuarial study supported the change in the estimate of the elapsed time to four years from your prior estimate of seven years.

•	Provide us with a copy of the independent actuarial study.

Securities and Exchange Commission

Attention: William Choi, Branch Chief, Mail Stop 3561

September 14, 2006

Response:

We advise the Staff that the actuarial study was based on our historical gift certificate and gift card redemption data. We chose an actuarial study in order to obtain an expert third party analysis of our historical redemption patterns and to help support our change in estimate.

In addition, we advise the Staff that the Company completed its own analysis of its historical redemption patterns based upon historical gift certificate and gift card redemption data, and the results of its analysis were consistent with the findings of the third party actuarial study.

Further, we advise the Staff that the Company used a consistent methodology to establish both our prior and current policies and, in accordance with GAAP, both our prior and current policies are based on when the likelihood of future redemption becomes remote. We did, however, change our estimate of elapsed time until redemption becomes remote from 7 years to 4 years. Our prior estimate of 7 years, which was established in the first quarter of fiscal 2004, was also based on an analysis utilizing a sample of our historical gift certificate redemption data, however, system limitations prevented us from obtaining the detailed information required in order to develop sophisticated monthly redemption patterns. In order to determine when future redemption was remote, we performed an analysis of our gift certificate redemption data by reviewing current redemption activity and manually determining when those gift certificates were originally issued. Based on this prior analysis, the Company had concluded that gift certificates redeemed after 7 years were remote. As a result, we established a policy with an estimated elapsed time until redemption becomes remote of 7 years with an expectation that this policy would be revalidated in the future. Since gift cards had been issued from the third quarter of fiscal 2003, we now had enough historical gift card redemption data to include in our analysis, which prompted us to revalidate our original estimate. In February 2006, we investigated our systematic capability to obtain the necessary data to perform an analysis of our gift certificate and gift card redemption patterns. The system development required to obtain the necessary gift certificate and gift card redemption data was not completed until the second quarter of fiscal 2006, at which time our actuary began and completed their analysis. Concurrent with this actuarial analysis, now that we had these improved capabilities to summarize the data, we performed our own analysis and determined that the likelihood of redemption actually becomes remote after 4 years have elapsed. The actuarial results were consistent with these findings. Therefore, we adjusted our estimate from 7 years to 4 years.

We respectfully advise the Staff that the Company has not supplementally provided a copy of the independent actuarial study. Since we have informed the Staff that the actuarial study was based on our historical gift certificate and gift

Securities and Exchange Commission

Attention: William Choi, Branch Chief, Mail Stop 3561

September 14, 2006

card redemption data and was only used to support our own analysis and conclusion, we believe that the Staff may no longer find the details of this report valuable. Further, this actuarial report contains detailed confidential and competitively sensitive information, such as our monthly redemption activity and graphical depictions of our gift certificate sales by month, which we are concerned about being made publicly available. However, should the Staff still want to view a copy of this actuarial report, we would request confidential treatment prior to submitting this report.

In addition, we supplementally advise the staff that as a result of this Comment, we have modified our disclosure to clarify that the independent actuarial study was based on our historical redemption data (in Note B: Accounting Policies on page 5 in our Second Quarter 2006 Form 10-Q filed with the SEC on September 8, 2006) as follows:

During the second quarter of fiscal 2006, we completed an analysis of our historical gift certificate and gift card redemption patterns, which included an independent actuarial study based on our historical redemption data. As a result of this analysis, we concluded that the likelihood of our gift certificates and gift cards being redeemed beyond four years from the date of issuance is remote. As a result, we have changed our estimate of the elapsed time for recording income associated with unredeemed gift certificates and gift cards to four years from our prior estimate of seven years. This change in estimate resulted in the recording of income in selling, general and administrative expense of approximately $12,400,000.

We advise the Staff that the Company is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention: William Choi, Branch Chief, Mail Stop 3561

September 14, 2006

Should the Staff have any additional comments or questions, please contact me at (415) 616–8775. We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely,

Sharon L. McCollam
Executive Vice President,
Chief Operating and Chief Financial Officer

cc:	W. Howard Lester – Chief Executive Officer
Adrian T. Dillon – Chairman, Audit and Finance Committee
Adam Scott – Deloitte & Touche LLP
Aaron J. Alter – Wilson Sonsini Goodrich & Rosati
Scott Ruggiero – Securities and Exchange Commission
Regina Balderas – Securities and Exchange Commission